Exhibit 99.1

Silver Elephant Announces Execution of Plan of Arrangement and Spin-Out of Nickel and Vanadium Assets

Vancouver, British Columbia, August 26, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that it has executed a plan of arrangement under the Business Corporations Act (British Columbia) pursuant to which, it shall (the “Arrangement”): (i) as disclosed in a Company press release dated August 26, 2021, transfer certain royalties presently held by the Company in certain projects of the Company to Battery Metals Royalties Corp. (“Battery Metals Royalties”), a wholly owned subsidiary of the Company; and (ii) spin-out its Manitoba based Minago Nickel project (“Minago”), its Nevada based Gibellini Vanadium project (“Gibellini”), and Battery Metals Royalties each into its own entity (each a “SpinCo”). In connection with the Arrangement, the Company shall distribute shares of each SpinCo to the Company’s shareholders (“Shareholders”).

Pursuant to the Arrangement, it is currently expected that each Shareholder will receive one share of the Minago SpinCo, one share of the Gibellini SpinCo, and two Battery Metals Royalties SpinCo shares for every share of Silver Elephant held by such Shareholder on the record date for the Arrangement (the “Record Date”). Subject to receipt of required Shareholder, court, regulatory, Toronto Stock Exchange and other approvals and satisfaction of other closing conditions, the Arrangement is expected to close in December, 2021.

The share distribution offers Shareholder direct participation in the growth and upside in each of the four companies’ businesses (silver mining, vanadium mining, nickel mining, and royalty investments). Following completion of the Arrangement, each SpinCo is expected to aim to list on a Canadian securities exchange to enhance their respective share trading liquidity, price discovery and facilitate equity financings to support future business expansion.

The Company cautions there can be no assurance that the Arrangement will be completed on the terms described herein or that the proposed public listings of the SpinCos will be completed.

Further Details on the Plan of Arrangement

Subject to adjustment, it is presently expected that following completion of the Arrangement, Silver Elephant securityholders (common share, option, and warrant) on the Record Date shall, assuming exercise of all convertible securities (warrants and options) of Silver Elephant in accordance with their terms, collectively hold approximately 55% of the shares of the Minago SpinCo, 55% of the shares of the Gibellini SpinCo, and 70% of the shares of the Battery Metals Royalties SpinCo.

Upon completion of the Arrangement, subject to adjustment, it is expected that Silver Elephant convertible securityholders will receive, in addition to each share of Silver Elephant to be received upon exercise of their convertible security in accordance with their terms, one share of Minago SpinCo, one share of Gibellini SpinCo and two shares of Battery Metals Royalties SpinCo. Such shares of the SpinCos to be issued to the convertible securityholders of Silver Elephant shall be held in escrow for such convertible securityholders by Silver Elephant to be issued upon exercise.

The remaining non-escrowed Minago SpinCo shares (approximately 45%), and Gibellini SpinCo (approximately 45%) held by Silver Elephant will be transferred to Battery Metals Royalties in connection with the completion of the Arrangement.

All amounts referenced herein are estimates and may be subject to adjustment for changes to the capitalization of Silver Elephant securities prior to the Record Date. As of August 25, 2021, Silver Elephant has 209,477,539 shares and 26,300,250 warrants and options issued and outstanding.

The Company expects to apply for an interim order from the Supreme Court of British Columbia, authorizing the Company to call a shareholder meeting (“Meeting”) to be held on or before December 10, 2021, or such other date as may be determined by the Company, to approve the Arrangement, which requires a special resolution of the Shareholders passed by at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting. Shareholders are entitled to one vote for each Silver Elephant share held.

Further details regarding the Arrangement will be contained in an information circular of the Company to be mailed to Shareholders in connection with the Meeting (the “Circular”).

After careful consideration, the Board of Directors has unanimously determined that the Arrangement is in the best interest of the Company. A description of the various factors in arriving at this determination will be provided in the Circular.

Business Description

Upon completion of the Arrangement, it is presently expected that:

(1)
Silver Elephant will hold the Pulacayo silver and El Triunfo gold-silver projects in Bolivia, and approximately 30% of the issued and outstanding Battery Metals Royalty shares as a long-term investment.

(2)
Gibellini SpinCo will hold the Gibellini vanadium project in Nevada.

(3)
Minago SpinCo will hold the Minago nickel project at Thompson nickel belt in Manitoba.

(4)
Battery Metals Royalties will hold 2% royalties of all the assets referenced above and, subject to adjustment, approximately 45% of outstanding Gibellini SpinCo and Minago SpinCo shares as long-term investments.

Please refer to the Company’s press release dated August 26, 2021, regarding the details of the Battery Metals Royalties 2% royalties.

Silver Elephant

Following completion of the Arrangement, it is presently expected that Silver Elephant will be managed by Joaquin Merino P.Geo as VP Exploration, Robert Van Drunen as Interim COO, and John Lee as CEO. Mr Lee maintains a strong focus on silver and has spent the majority of his time in Bolivia since 2015 managing all aspects of the Company’s Pulacayo project.

On October 13, 2020, Silver Elephant announced the Mineral Resource Estimate prepared by Mercator Geological Services of its 100% controlled Pulacayo project which includes an Indicated Mineral Resource of 106.7 million oz of silver, 1,384.7 million pounds of zinc, and 693.9 million pounds of lead, and an Inferred Mineral Resource of 13.1 million oz of silver, 122.8 million pounds of zinc and 61.9 million pounds of lead. The Indicated Resource is 48 million tonnes grading 69g/t silver, 1.3% zinc, 0.7% lead based on over 100,000 meters of drilling. Silver Elephant’s wholly owned Bolivian subsidiary has invested over US$30 million at the Pulacayo Project on exploration, technical studies, mine development, and environmental permitting since 2006.

Deposit	Category	k Tonnes	Ag M oz	Zn M lbs	Pb M lbs
Pulacayo	Indicated	26,350	70.2	903.7	386
	Inferred	1,670	7.2	71.8	18.4
Paca	Indicated	21,690	37	485.8	304
	Inferred	3,395	6	51.1	43.7
Total	Indicated	48,040	107	1,384.70	690
	Inferred	5,065	13.1	122.8	61.9

The Pulacayo Project consists of the Pulacayo Deposit and Paca Deposit (7km north of Pulacayo deposit). Pulacayo is within driving distance from Sumitomo Corporation’s San Cristobal silver mine, New Pacific’s Silver Sands discovery, and Pan American Silver Corp.’s San Vicente silver mine.

The Pulacayo and Paca Deposits are interpreted to be low-to-intermediate sulphidation epithermal deposits. The Pulacayo Deposit occurs within the Tertiary age Pulacayo volcanic dome complex that consists of older sedimentary rocks of the Silurian Quenhua Formation and the intruding andesitic volcanic rocks of the Rothchild and Megacristal units. Mineralization hosted by volcanic rocks can be tens of meters in thickness and typically consists of discrete veins plus stockworks of narrow veins and veinlets that occur within argillic alteration host rock envelopes. Veins are commonly banded in texture and can contain semi-massive to massive sulphides. The primary minerals of economic importance at Pulacayo are tetrahedrite, galena and sphalerite. There are also silver sulfosalts and native silver which contribute to deposit silver grades. Mineralization is controlled by an east-west oriented normal fault system which links two northeast trending, steeply dipping, regional strike slip faults.

Pulacayo Drill Hole Highlights

Pulacayo	from (m)	int (m)	Ag (g/t)	Pb(%)	Zn %
PUD005	96.2 – 108.0	11.9	689	1.9	1.4
PUD007	70.0 – 96.8	26.8	517	2.3	4.2
PUD057	374.0 – 378.0	4.0	1,184	0.8	2.3
PUD069	281.0 – 294.0	13.0	624	2.1	4.2
PUD109	293.6 – 298.4	4.8	3,607	3.8	4.1
PUD118	174.0 – 184.0	10.0	1,248	1.7	2.6
PUD134	128.2 – 151.5	23.3	514	1.3	1.9
PUD150	290.0 – 302.0	11.2	882	0.4	0.6
PUD159	343.0 – 354.0	11.0	790	0.6	0.6
PUD170	237.0 – 239.0	2.0	3,163	0.1	0.9

                    Reported widths are core-interval widths and not true widths. True widths have not determined.

Historic Pulacayo mine production was predominantly from the Tajo vein system (TVS) which extends over a strike length of more than 2.5 km and down dip 1,000 meters. Resource drilling spans 1.4 km mineralized strike and extends down dip 400 meters from the surface. It covered an area that’s approximately 30% of TVS. There is the potential of discovering additional resources by drilling along the strike and at depth.

Silver Elephant is currently carrying out a 2,000 meter drill program at Pulacayo to test several IP anomalies with assay results expected in September 2021.

On July 13, 2020, the Company acquired the El Triunfo Gold-Silver-Lead-Zinc Project in La Paz District, Bolivia (“Triunfo Project”). The Triunfo Project area covers approximately 256 hectares which is located 75km to the east of the city of La Paz, Bolivia. On August 19, 2020, Silver Elephant received the assay results from the Company’s first diamond drill program where TR007 intercepted 48.9 meters of mineralization grading 0.42 g/t gold, 35.5 g/t silver, 1.17% zinc, and 0.83% lead within 98.9 meters of mineralization grading 0.37 g/t Au, 22.7 g/t Ag, 0.74% zinc, and 0.58% lead starting 13.0 meters downhole. The company is currently conducting geological mapping and induced polarization surveys (IP). Triunfo drilling is tentatively scheduled for Q4 of 2021.

Minago SpinCo

Following completion of the Arrangement, it is presently expected that Minago SpinCo will be managed by Danniel Oosterman P.Geo as interim CEO, and Robert Van Drunen as COO. Mr. Van Drunen was the senior project manager at Vale’s Thompson operation. The board of directors of Minago SpinCo will consist of Mark Scott, John Lee, and Ron Espell. Mr. Scott was former head of Vale’s Manitoba Operations.

The Company announced the results of a new mineral resource estimate (“MRE”) by Mercator Geotechnical Services and AGP Mining Consultants for its 100% owned flagship Minago Nickel Project (“Minago Project”) in Manitoba’s Thompson Nickel Belt (“TNB”) in Canada on July 6, 2021

The MRE includes a Measured and Indicated mineral resource of 722 million lbs of contained nickel and an Inferred mineral resource of 319 million lbs of contained nickel grading 0.74% nickel based on over 70,000 meters of drilling.

Type	Category	k Tonnes	Ni %	Ni M lbs
	Measured Indicated	23,940	0.71	374
	Inferred	2,070	0.57	26
	Measured Indicated	20,290	0.77	345
	Inferred	17,480	0.76	293
	Measured Indicated	44,230	0.74	722
	Inferred	19,550	0.74	319

All resources occur within a mineral lease that is surrounded by 94 mineral claims plus a second mineral lease held by the Company, comprising a total area of 197 km2

The Minago Project has been historically the subject of over $40 million in exploration, feasibility study and environmental permitting expenditures by various previous interests since early 2000, the most recent of these being by Victory Nickel Inc.

Minago Drill Hole Highlights

	From (m)	To (m)	Int (m)	Ni%
V-10-11	161.5	353.2	191.7	0.51
V-10-16	176.0	320.3	144.3	0.85
V-08-06	537.7	676.7	139.0	0.73
V-08-06	132.2	265.3	133.1	0.62
V-10-15	109.5	228.0	118.5	0.82
V-08-04B	361.7	471.0	109.2	0.76
N-05-01	143.7	251.0	107.3	0.80
MXB-71-94	177.4	282.2	104.9	0.73
V-10-26	269.2	358.8	89.5	0.86
NM-06-02	293.3	364.2	70.9	1.21
N-05-01	325.3	391.2	65.9	1.08
V-10-18	351.0	409.1	58.1	1.67
B-12A-89	322.2	372.5	50.3	1.23
V-08-01	452.2	490.6	38.4	1.51

Reported widths are core-interval widths and not true widths. True widths have not determined.

In August 2011, the Minago Project achieved a major milestone when the Environment Act License (“EAL”) was issued by the Province of Manitoba. The prior operator of the project subsequently filed a Notice of Alteration (“NOA”) to the EAL in December 2013, related to relocation of the tailings management area to address First Nation concerns. Silver Elephant has re-engaged the Manitoba Government regarding the NOA status for the 10,000 tonne-per-day open-pit mining operation at Minago. The Agriculture and Resource Development Department (“ARDD”) has confirmed that the NOA can still be completed and the Company is currently working with ARDD to finalize the NOA approval, leading to issuance of an updated Environment Act License, which is expected by the end of 2021.

A socioeconomic assessment was conducted and the prior operator signed a Memorandum of Understanding (MOU) with First Nation groups in 2008. The Company is re-engaging the First Nations with traditional territories that include the project site to work toward renewal of the MOUs in 2021.

Several initiatives are being considered or taken to minimize the carbon footprint of potential future mining operation at Minago. For mining, the Company will examine the use of a fully electric mine fleet. For ore and waste processing, the crushing, milling and flotation processes would be powered by renewable hydroelectricity, which accounts for 97% of all electricity generation in Manitoba.

The Agriculture and Resource Development Department (“ARDD”) has expressed support for the Minago Project, which would supply much needed Class 1 high-purity nickel to make nickel-lithium batteries used in electric vehicles.

Gibellini SpinCo

Following completion of the Arrangement, it is presently expected that Gibellini SpinCo will be managed by Ron Espell as CEO. Mr. Espell was the corporate environmental director of McEwen Mining Inc. where he led his team to obtain the Gold Bar project’s EIS approval from the United States Bureau of Land Management (“BLM”). Mr. Espell was former regional environmental director Australia Pacific with Barrick Gold Corp., where he spent 17 years of his career.

Silver Elephant’s 100% owned Gibellini Project is located in Nevada, USA, with a preliminary economic assessment study (PEA) by Wood Plc announced on May 29, 2018 which demonstrates an after-tax Internal Rate of Return of 36%, and after-tax cumulative cash flow of $333 million, assuming an average vanadium pentoxide price (V2O5) of $10.18 per pound (V2O5 price is currently $9.6/lb according to AsianMetals.com). The Gibellini Mineral Resource Estimate includes a Measured and Indicated mineral resource of 131.3 million lbs of contained V2O5 and an Inferred mineral resource of 93.8 million lbs of contained V2O5. Gibellini has received over $40million in investments since early 2000.

The Gibellini project is designed to be an open pit, heap leach operation in Nevada’s Battle Mountain region (25km south of Eureka) with initial capital cost of $117 million, average annual production is 9.65 million pounds of V2O5 , at Cash Operating Cost of $4.77 per pound with strip ratio of 0.17 to 1.

Deposit	Category	k Tonnes	V205%	V205 M lb
Gibellini	Measured Indicated	22,950	0.29	131.3
	Inferred	14,970	0.18	52.3
Louie Hill	Inferred	7,520	0.28	41.5

Gibellini Drill Hole Highlights

HoleID	From (m)	To (m)	Meters	%V2O5
T-38	3.05	45.72	42.7	0.755
NG-47	28.96	39.62	10.7	1.005
NG-12	24.38	45.72	21.3	0.857

Reported widths are core-interval widths and not true widths. True widths have not determined.

Highlights of 2018 PEA (after tax)

Average annual production	9.65 million lbs V2O5
Operating cash cost	$4.77 per lb V2O5
Capex including 25% contingency	$116.76 million
Strip ratio	0.17 waste to leach material
Mining operating rate	10,000 tpd
V2O5 heap leach recovery rate	62%
Life of mine	13.5 years
V2O5 $/lb	After-tax IRR	After-tax NPV @7%	After-tax cashflow
$12.73	51%	$338M	$600.4M
$10.18	36%	$183M	$333M
$8.91	26%	$103M	$197M

A Notice of Intent (“NOI”) to prepare an Environmental Impact Statement (“EIS”) for the Gibellini Project was published on July 14, 2020 in the Federal Register. The NOI commences the 12-month timeline according to Instructional Memorandum 2021- 022 based on Secretarial Order 3355, to complete the National Environmental Policy Act (“NEPA”) review by the BLM. There was a delay due to transition to new administration and incorporating an additional alternative to the Environmental Impact Statement (EIS). The project conforms to the current US administrations green energy initiatives and the EIS Record Of Decision (ROD) is expected in early 2022. Operating permits from the State of Nevada are on track to be received on the same timeline as the ROD. The renewable energy alternative in the EIS includes 6MW of solar panels and a 10MW vanadium flow battery to provide 100% of the projects electrical power demand. If selected by the BLM, Gibellini would be the first mine in the US completely powered by renewable energy. The Gibellini mine would also be the first primary vanadium mine in the U.S.

Vanadium was designated a critical material by the U.S. government in 2018 due to its importance to the defense and energy storage sectors and there being no domestic production with all supply through imports, mostly from Russia, China, and South Africa. Vanadium alloy steel is 30% lighter with double the tensile strength of non-alloyed steel. It’s used extensively in the aerospace and defense sectors, as well as skyscraper construction. A structural vanadium deficit is expected to occur by 2025 with the rising popularity of the Vanadium Redox Flow Battery which is a mature technology featuring up to an 8 hour duration discharge and is scalable to hundreds of megawatt hours. Battery life is a minimum of 20 years with no degradation of the vanadium or the charge density.

Opportunity exists to upgrade the Gibellini, Louie Hill inferred resource to higher confidence level by drilling.

Further, the acquisition of the Bisoni McKay property in September of 2020 significantly expanded the Company’s land position from 7km of strike to 21km covering Woodruff Formation that is the host of vanadium mineralization. Numerous vanadium-bearing surface rocks have been sampled by the Company in areas along the strike in its 2019 reconnaissance program which may develop into future drill targets upon further investigation (see Company’s press release dated May 26, 2019).

Battery Metals Royalties SpinCo

Following completion of the Arrangement, it is presently expected that Battery Metals Royalties SpinCo will be managed by John Lee, CFA. Mr. Lee brings over 20 years of experience in metals and mining. With valuations anchored by its holdings in royalties and shares of each of Gibellini SpinCo and Minago SpinCo, Battery Metals Royalties will focus on further mining investments in nickel, vanadium, silver, copper, and gold leveraging Mr. Lee’s extensive network with the aim of locating opportunities before they become mainstream.

In the past decade, Mr. Lee visited well over 50 mining projects around the world and led Silver Elephant acquiring over 15 mining properties in Canada, US, Bolivia, and Asia. Mr. Lee has helped raised over $120 million in equity financings for Silver Elephant, a skill which he will apply to grow Battery Metal Royalties.

Additional management and directors will be appointed in each SpinCo as may be prudent in connection with the Arrangement.

While it is currently expected that each SpinCo will aim to list on a Canadian securities exchange following completion of the Arrangement, there is no guarantee that any such SpinCo will be able to meet initial listing requirements or that listing will be in the economic best interests of such SpinCo immediately following the Arrangement. Listing is subject to the applicable rules and policies of the respective exchange.

Qualified Persons

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration for Silver Elephant. Mr. Oosterman is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and is not independent of the Company as this term is defined under NI 43-101.

About Silver Elephant

Silver Elephant Mining Corp. is a premier mining and exploration company in silver, nickel, and vanadium.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.
ON BEHALF OF THE BOARD
“John Lee”
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the completion and structure of the Arrangement, anticipated shareholder, court and regulatory approvals, the realization of the anticipated benefits deriving by any entity from the Arrangement or from the Company’s or any SpinCo’s assets or investments, the general performance of the assets of the Company and any SpinCo, and the results of exploration, development and production activities as well as expansions projects relating to the properties of the Company and/or any SpinCo and/or in which the Company and/or any SpinCo will hold a royalty, stream or other interest. Such forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties of the Company and/or any SpinCo and/or in which the Company and/or any SpinCo will hold a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property of the Company and/or any SpinCo and/or in which the Company and/or any SpinCo will hold a royalty, stream or other interest; the accuracy of expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended, and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. Forward‐looking statements are not guarantees of performance.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of the Company which is filed with the Canadian securities commissions and available electronically under the Company’s issuer profile on SEDAR at www.sedar.com and the Company’s Form 20-F annual report for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission and available electronically under the Company’s issuer profile on EDGAR at www.sec.gov. The forward‐looking statements set forth herein reflect the Company’s expectations as at the date of this press release and are subject to change after such date. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

None of the securities to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.